SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Nanosphere, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
63009F105
(CUSIP Number)
Laura Bermont, Esq.
Lurie Investments, Inc.
440 West Ontario Street
Chicago, Illinois 60654
(312) 466-3750
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 16, 2009
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63009F105	13D	Page	2	of	15

1	NAMES OF REPORTING PERSONS Lurie Investment Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,637,976

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,637,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,637,976

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	3	of	15

1	NAMES OF REPORTING PERSONS Eagle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,662,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,662,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,662,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	4	of	15

1	NAMES OF REPORTING PERSONS AOQ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,671,130

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		1,671,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,671,130

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	5	of	15

1	NAMES OF REPORTING PERSONS Alfa-Tech, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,267,172

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,267,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,267,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	6	of	15

1	NAMES OF REPORTING PERSONS Lurie Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		54,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105	13D	Page	7	of	15

1	NAMES OF REPORTING PERSONS WASK Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,501

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		42,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	8	of	15

1	NAMES OF REPORTING PERSONS LFT Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		437,849

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		437,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	437,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	63009F105	13D	Page	9	of	15

1	NAMES OF REPORTING PERSONS Ann and Robert H. Lurie Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		131,501

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		131,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105	13D	Page	10	of	15

1	NAMES OF REPORTING PERSONS Mark Slezak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		24,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,266,747

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,324

WITH	10	SHARED DISPOSITIVE POWER

		7,266,747

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,291,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	63009F105	13D	Page	11	of	15
This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons on December 1, 2008 (the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by deleting the definition of “Purchased Shares” from the second paragraph and adding the following as the last paragraph thereof.
LIF, using its working capital, purchased an aggregate of 164,764 shares of Common Stock in open market purchases through its broker between March 6, 2009 and March 16, 2009 (such shares, the “LIF Purchased Shares” and collectively with the AOQ Purchased Shares and the LII Purchased Shares, the “Purchased Shares”).
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:

(a)- (b)Amount beneficially owned:			Percent of class:**

LIF	3,637,976	shares*	16.3%
ECM	3,662,300	shares*	16.4%
ATL	1,267,172	shares	5.7%
AOQ Trust	1,671,130	shares	7.5%
WASK	42,501	shares*	0.2%
Foundation	131,501	shares*	0.6%
LII	54,294	shares	0.2%
LFT	437,849	shares	2.0%
Mark Slezak	7,291,071	shares*	32.6%

*	Includes warrants immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation; 18,610 shares; Mark Slezak, 160,965 shares.

**	Based on 22,228,696 shares of Common Stock outstanding as of February 23, 2009 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on February 26, 2009.
Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

LIF	0	shares
ECM	0	shares
ATL	0	shares
AOQ Trust	0	shares
WASK	0	shares
Foundation	0	shares
LII	0	shares
LFT	0	shares
Mark Slezak	24,324	shares

CUSIP No.	63009F105	13D	Page	12	of	15
(ii)	Shared power to vote or to direct the vote

LIF	3,637,976	shares*
ECM	3,662,300	shares*
ATL	1,267,172	shares
AOQ Trust	1,671,130	shares
WASK	42,501	shares*
Foundation	131,501	shares*
LII	54,294	shares
LFT	437,849	shares
Mark Slezak	7,266,747	shares* **
(iii)	Sole power to dispose or direct the disposition of

LIF	0	shares
ECM	0	shares
ATL	0	shares
AOQ Trust	0	shares
WASK	0	shares
Foundation	0	shares
LII	0	shares
LFT	0	shares
Mark Slezak	24,324	shares
(iv)	Shared power to dispose or to direct the disposition of

LIF	3,637,976	shares*
ECM	3,662,300	shares*
ATL	1,267,172	shares
AOQ Trust	1,671,130	shares
WASK	42,501	shares*
Foundation	131,501	shares
LII	54,294	shares
LFT	437,849	shares
Mark Slezak	7,266,747	shares* **

*	Includes warrants immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation; 18,610 shares; Mark Slezak, 160,965 shares.

**	Mr. Slezak shares voting and dispositive power over the 1,671,130 shares held by AOQ Trust with Ann Lurie who is also a trustee of AOQ Trust. See Item 2 for more information about Ann Lurie.
Mark Slezak as (i) the managing member of ECM, which is the executive managing member of LIF and the managing member of ATL, (ii) the managing member of WASK; (iii) the Investment Manager of LFT; (iv) an executive officer and director of LII and the Foundation and

CUSIP No.	63009F105	13D	Page	13	of	15
(v) a trustee of AOQ Trust may be deemed to be the beneficial owner of the shares of Common Stock held by those entities. Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(c)	Except as set forth below, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons, other than the following open market purchases by LIF:

Date	No. of Shares	Price
3/6/2009	8,530	$2.84
3/9/2009	16,657	$3.04
3/10/2009	8,857	$3.35
3/11/2009	27,164	$3.80
3/12/2009	1,500	$3.88
3/13/2009	14,398	$4.62
3/16/2009	87,658	$4.98
(d)	No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7. Material to be Filed as Exhibits.
Not Applicable

CUSIP No.	63009F105	13D	Page	14	of	15
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

Lurie Investment Fund, L.L.C.

	By:	Eagle Capital Management, LLC
Executive Managing Member

/s/ Mark Slezak

By: Mark Slezak
Sole Member

Eagle Capital Management, LLC

/s/ Mark Slezak

By: Mark Slezak
Sole Member

Alfa-Tech, LLC

	By:	Eagle Capital Management, LLC
Managing Member

/s/ Mark Slezak

By: Mark Slezak
Sole Member

AOQ Trust

/s/ Mark Slezak

By: Mark Slezak
Trustee

CUSIP No.	63009F105	13D	Page	15	of	15

Lurie Investments, Inc.

/s/ Mark Slezak

By: Mark Slezak
Chief Executive Officer

WASK Investments, LLC

/s/ Mark Slezak

By: Mark Slezak
Managing Member

LFT Partnership

/s/ Mark Slezak

By: Mark Slezak
Investment Manager

Ann and Robert H. Lurie Foundation

/s/ Mark Slezak

By: Mark Slezak
Vice President